UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Jowell Global Ltd. (the “Company”) is furnishing this Form 6-K to provide a copy of the Third Amended and Restated Memorandum and Articles of Association of the Company. This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-264109) and Form S-8 (Registration Number 333-259695) to the extent not superseded by documents or reports filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: October 30, 2023	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	The Third Amended and Restated Memorandum and Articles of Association of the Company

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